Exhibit 99.1

Media Statement issued by Randgold & Exploration Company Limited

1.

The directors of Randgold & Exploration (“R&E”) were formally advised yesterday, that Societe Generale (“SocGen”) had sold four million Randgold Resources Limited (“RRL”) shares in terms of a scrip lending arrangement entered into between SocGen and R & E - represented by its prior management - “the scrip lending shares”.

2.	The scrip lending shares were being held on behalf of R&E by SocGen.
3.	The scrip lending shares as well as the as yet unaccounted for RRL shares held by R & E are the subject matter of an ongoing forensic investigation.
4.	SocGen contends that it was entitled to effect the sale of the scrip lending shares in terms of the arrangement The directors are not able to comment further at this stage.
5.

The circumstances that led to the scrip lending arrangement referred to above, including the role and responsibility of JCI Limited, are also the subject of the forensic investigation currently under way at R&E.

6.

The sale of the four million scrip lending shares by SocGen and any other RRL shares held by R&E, will be dealt with in R&E’s financial results, having regard to the findings of the forensic investigation, which are scheduled for release in March 2006.

7.

Furthermore, the directors advise shareholders that the Listing and Hearing Review Council of the Nasdaq Stock Market, Inc. yesterday affirmed an earlier decision to delist R & E and rejected an appeal against the delisting of the Company’s securities from the Nasdaq Stock Market (which was effective from 21 September 2005), on the grounds that the Company does not comply with the filing requirements.

Statement released on behalf of Randgold & Exploration Company Limited by Brian Gibson (011 880 1510 or 083 253 5988)

23 January 2006

Johannesburg

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s financial reporting, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning the Company’s ability to complete its forensic audit and audited financial statements for the year ended December 31, 2004, the time period for completing its audit and forensic audit and any impact to the Company’s previously released financial statements and preliminary results and its investments, including with respect to RRL, to be reflected in the audited financial statements resulting from the forensic audit and audit. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the ability of the Company, its forensic auditors and its auditors to complete the forensic audit and audit and the outcome of such forensic audit and the audit of the Company’s annual financial statements as of and for the year ended December 31, 2004, the willingness and ability of the Company’s forensic auditors and auditors to issue any opinions, the ability of the Company to implement improved systems to correct its late reporting, JSE Limited’s willingness to lift its suspension of the trading of the Company’s securities on that exchange, the ability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.